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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                  iDine Rewards Network Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  893767103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3556
--------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                  February 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 893767103               13D/A                     Page 2 of 18 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  5,797,208
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           5,797,208
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           5,797,208 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           24.3% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           00
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, including all warrants which are exercisable in the next sixty days, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

(2) Calculated based upon 22,093,777 shares of Common Stock outstanding as of January 23, 2003, as represented to the Reporting Persons by the Issuer and reflecting the Series A Conversion (defined herein), and assuming the conversion by the Reporting Persons of the warrants representing the 949,000 Rights Offering Warrant Shares (defined herein) and the 810,958 Management Warrant Shares (defined herein).

CUSIP No. 893767103               13D/A                     Page 3 of 18 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock, L.L.C.   FEIN:  36-4156890
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  4,580,771
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           4,580,771
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           5,797,208 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           24.3% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           00
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, including all warrants which are exercisable in the next sixty days, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

(2) Calculated based upon 22,093,777 shares of Common Stock outstanding as of January 23, 2003, as represented to the Reporting Persons by the Issuer and reflecting the Series A Conversion (defined herein), and assuming the conversion by the Reporting Persons of the warrants representing the 949,000 Rights Offering Warrant Shares (defined herein) and the 810,958 Management Warrant Shares (defined herein).

CUSIP No. 893767103               13D/A                     Page 4 of 18 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (00) Investors, L.L.C.   FEIN:  36-4345573
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  1,216,437
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           1,216,437
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           5,797,208 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           24.3% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           OO
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, including all warrants which are exercisable in the next sixty days, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

(2) Calculated based upon 22,093,777 shares of Common Stock outstanding as of January 23, 2003, as represented to the Reporting Persons by the Issuer and reflecting the Series A Conversion (defined herein), and assuming the conversion by the Reporting Persons of the warrants representing the 949,000 Rights Offering Warrant Shares (defined herein) and the 810,958 Management Warrant Shares (defined herein).

CUSIP No. 893767103               13D/A                     Page 5 of 18 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Halmostock Limited Partnership   FEIN:  83-0319692
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Wyoming
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           551,442
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                           5,797,208 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           24.3% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                           OO
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, including all warrants which are exercisable in the next sixty days, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

(2) Calculated based upon 22,093,777 shares of Common Stock outstanding as of January 23, 2003, as represented to the Reporting Persons by the Issuer and reflecting the Series A Conversion (defined herein), and assuming the conversion by the Reporting Persons of the warrants representing the 949,000 Rights Offering Warrant Shares (defined herein) and the 810,958 Management Warrant Shares (defined herein).

CUSIP No. 893767103               13D/A                     Page 6 of 18 Pages

This Amendment No. 9 to Schedule 13D relates to the common stock, par value $.02 per share ("Common Stock"), of iDine Rewards Network Inc. formerly known as Transmedia Network, Inc. (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the
Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 2. Identity and Background

(a-c) This Statement is being filed by the following beneficial owners of Common
Stock: Samstock, L.L.C., a Delaware limited liability company ("Samstock"), EGI-Fund (00) Investors, L.L.C., a Delaware limited liability company ("EGI-00"), Halmostock Limited Partnership, a Wyoming limited partnership ("Halmostock"; each of Samstock, Halmostock and EGI-00 are referred to herein individually as a "Stockholder" and collectively as the "Stockholders."), and SZ Investments, L.L.C., a Delaware limited liability company ("SZI"). SZI is the managing member of EGI-00 and the sole member of Samstock. SZI is indirectly owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). The general partner of Halmostock is Halmos Investments-Western, Inc., a Wyoming corporation ("HIW"). Additional information concerning Samstock, Fund 00, SZI, Chai Trust and HIW is set forth in Appendix A hereto.

The principal business of each of Samstock, EGI-00, SZI and Chai Trust is general investments. The business address of Samstock, EGI-00, SZI and Chai Trust is Two North Riverside Plaza, Chicago, Illinois, 60606. The principal business of Halmostock is investment in the securities of the Issuer and the principal business of HIW is general investments. The business address of Halmostock and HIW is 21 W. Las Olas Boulevard, Fort Lauderdale, Florida, 33301.

(d) and (e) No Stockholder nor, to the best knowledge of the Stockholders, any of SZI, Chai Trust or HIW, or any of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each of the Stockholders, SZI, Chai Trust, and HIW are United States citizens.

ITEM 3. Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase and Sale Agreement dated as of November 6, 1997 among EGI-Transmedia Investors, L.L.C., a Delaware limited liability company ("TMI"), Samstock and the Issuer (the "Stock Purchase Agreement"), TMI and Samstock agreed to acquire in the aggregate (i) 2,500,000 newly issued shares of Common Stock (the "Shares") and (ii) warrants to purchase an additional 1,200,000 shares of Common Stock (the "Warrant Shares"), subject to the satisfaction of certain conditions precedent. The Stock Purchase Agreement was attached as Exhibit 1 to the original Schedule 13D and is incorporated herein by reference.

The principal business of TMI was investment in the securities of the Issuer. On September 23, 1999, TMI distributed all of the securities of the Issuer held by it to TMI's members, including, without limitation, Samstock, without additional consideration (the "TMI Distribution"). TMI has had no investment in the securities of the Issuer since the TMI Distribution. Subsequent to the TMI Distribution, TMI dissolved.

Pursuant to an Assignment Agreement dated as of March 3, 1998 (the "Initial Investment Closing Date") among Samstock, Halmostock and the Issuer (the "Assignment Agreement"), effective contemporaneously with the closing under the Stock Purchase Agreement, TMI and Samstock assigned to Halmostock the right to acquire 352,941 of the Shares and 169,412 of the Warrant Shares. The Assignment Agreement was attached as Exhibit 2 to Amendment Number 1 to Schedule 13D and is incorporated herein by reference. In addition, Halmostock is the beneficial owner of 92,000 shares of Common Stock, which 92,000 shares were contributed to Halmostock by Steven J. Halmos prior to the Initial Investment Closing Date.

On the Initial Investment Closing Date, TMI acquired 322,059 of the Shares and 154,588 of the Warrant Shares and Samstock acquired 1,825,000 of the Shares and 876,000 of the Warrant Shares, for a total aggregate consideration of $9,125,000.75, the source of which was capital contributions to TMI and Samstock by the members of TMI and Samstock, respectively. In addition, on the Initial Investment Closing Date, Halmostock acquired 352,941 Shares and 169,412 Warrant Shares for a total aggregate consideration of $1,499,999.25 paid to the Issuer, the source of which was a loan of $1,534,999.25 from an affiliate of Halmostock,

CUSIP No. 893767103               13D/A                     Page 7 of 18 Pages

which affiliate is a Wyoming limited partnership the general partner of which is HIW. The loan was made pursuant to a note dated March 2, 1998, is payable on demand, and bears interest at a rate of 8% per annum. The acquisition of the Shares and Warrant Shares by TMI, Samstock and Halmostock described in this paragraph are referred to herein collectively as the "Initial Investment."

Effective as of the Initial Investment Closing Date, immediately after the closing of the Initial Investment, Samstock sold to Robert M. Steiner, as trustee under the declaration of trust dated March 9, 1983, as amended, establishing the Robert M. Steiner Revocable Trust ("Steiner Trust"), 40,364 of the Shares and 19,375 of the Warrant Shares for a purchase price in cash in the amount of $171,547.00, and Halmostock sold to the Steiner Trust 6,636 of the Shares and 3,185 of the Warrant Shares, for a purchase price in cash of $28,203.00.

In connection with the Initial Investment, TMI, Samstock, the Issuer, Melvin Chasen and Iris Chasen (Melvin Chasen and Iris Chasen being referred to herein, together, as the "Chasens") entered into an Amended and Restated Agreement Among Stockholders dated as of March 3, 1998 (the "Amended Agreement Among
Stockholders"), which amends, restates and supersedes an Agreement Among Stockholders dated as of November 6, 1997 among the same parties. Pursuant to the Amended Agreement Among Stockholders, Samstock has the sole power to vote or to direct the vote of all of the shares of Common Stock and other voting securities of the Issuer held by the Chasens (the "Chasen Shares"), whether now owned or hereafter acquired. There are currently 232,611 Chasen Shares issued and outstanding known to the Reporting Persons, representing 1.1% of the issued and outstanding Common Stock.

The Amended Agreement Among Stockholders also provides that, subject to certain limitations, Samstock has a right of first refusal on all sales of the Chasen Shares, and the Chasen Shares are subject to "co-sale" provisions if Samstock sells at least 10% of the shares it may own and "drag along" provisions if Samstock sells all of the shares it may own. On September 7, 1999, Samstock exercised its right of first refusal on a portion of the Chasen Shares, thereby acquiring from the Chasens 135,000 of the Chasen Shares for an aggregate purchase price of $472,500 in cash, the source of which was Samstock's working capital.

The Amended Agreement Among Stockholders will terminate if Samstock, Halmostock and their affiliates (the "Stockholder Group") cease to own in the aggregate at least 5% of the Issuer's Common Stock (or other securities of the Issuer entitled to vote generally for the election of directors or securities convertible into or exchangeable for Common Stock or such voting securities or other options or rights to acquire Common Stock or such voting securities) (collectively, the "Voting Securities"). The Amended Agreement Among Stockholders was attached as Exhibit 3 to Amendment Number 1 to Schedule 13D and is incorporated herein by reference.

Also in connection with the Initial Investment, Samstock, Halmostock and the Issuer entered into a Stockholders' Agreement dated as of March 3, 1998 (the "Stockholders Agreement"), pursuant to which Samstock has the sole power to vote or to direct the vote of all of the shares of Common Stock and other voting securities of the Issuer held by Halmostock (the "Halmostock Shares"), whether now owned or hereafter acquired. There are currently 551,442 Halmostock Shares issued and outstanding, representing 2.5% of the issued and outstanding Common Stock.

Like the Amended Agreement Among Stockholders, the Stockholders Agreement also provides that, subject to certain limitations, Samstock has a right of first refusal on all sales of the Halmostock Shares, and the Halmostock Shares are subject to "co-sale" provisions if Samstock sells at least 10% of the shares it may own and "drag along" provisions if Samstock sells all of the shares it may own. The Stockholders Agreement will terminate if the Stockholder Group ceases to own in the aggregate at least 5% of the Issuer's Voting Securities. The Stockholders Agreement was attached as Exhibit 4 to Amendment Number 1 to
Schedule 13D and is incorporated herein by reference.

The summary contained in this Statement of certain provisions of each of the Stock Purchase Agreement, the Assignment Agreement, the Amended Agreement

CUSIP No. 893767103               13D/A                     Page 8 of 18 Pages

Among Stockholders and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, the Assignment Agreement, the Amended Agreement Among Stockholders and the Stockholders Agreement, each of which was attached as an exhibit to the original
Schedule 13D or Amendment Number 1 to Schedule 13D and is incorporated herein by reference.

In June 1999, the Issuer entered into a $10 million loan agreement (the "GAMI Loan Agreement") with GAMI Investments, Inc. ("GAMI"), an affiliate of Samstock. The Issuer drew down the entire $10 million principal amount available under the GAMI Loan Agreement on June 30, 1999 (the "GAMI Loan"). The GAMI Loan Agreement obligated the Issuer to conduct a $10,000,000 rights offering (the "Rights Offering") for shares of a newly created series of convertible preferred stock (the "Series A Preferred Stock") described in the Issuer's definitive proxy statement filed with the Securities Exchange Commission on September 17, 1999. The Issuer conducted the Rights Offering as required by the GAMI Loan Agreement. The Rights Offering closed on November 9, 1999 (the "Rights Offering Closing"). The GAMI Loan Agreement was attached as Exhibit 6 to Amendment Number 2 to
Schedule 13D and is incorporated herein by reference. The summary contained in this Statement of certain provisions of the GAMI Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the GAMI Loan Agreement.

The TMI Distribution occurred on September 23, 1999. Samstock was one of TMI's members and received in the TMI Distribution 100,883 of the Shares and a warrant representing 48,424 of the Warrant Shares. The balance of the Shares and the Warrant Shares previously held by TMI were distributed to other members of TMI, and Samstock does not have sole or shared voting or dispositive power over such Shares and Warrant Shares.

In connection with the Rights Offering, Samstock and the Issuer entered into a Standby Purchase Agreement dated as of June 30, 1999 (the "Standby Purchase Agreement"), whereby Samstock agreed to act as a standby purchaser to ensure that $10 million in proceeds were raised in the Rights Offering. The Issuer was required to use all proceeds of the Rights Offering to repay the outstanding amount of the GAMI Loan. Under the Standby Purchase Agreement, Samstock was obligated to exercise its basic subscription privilege in full and to purchase, at the subscription price, all shares of Series A Preferred Stock offered pursuant to the Rights Offering which were not subscribed for by other stockholders (including pursuant to any oversubscription privilege). Pursuant to the Standby Purchase Agreement, Samstock purchased 2,837,458 shares of Series A Preferred Stock at the Rights Offering Closing for an aggregate purchase price of $6,845,577.51 or $2.41 per share in cash, the source of which was capital contributions to Samstock by the members of Samstock. At the Rights Offering Closing, the Issuer used all of the proceeds therefrom to repay the outstanding amount of the GAMI Loan which was $10,135,208.33 including accrued interest. In addition, Halmostock has advised Samstock that Halmostock purchased 206,203 shares of Series A Preferred Stock in the Rights Offering for an aggregate purchase price of $496,952.04 or $2.41 per share, the source of which was a loan from an affiliate. The 2,837,458 shares of Series A Preferred Stock acquired by Samstock and the 206,203 shares of Series A Preferred Stock acquired by Halmostock are collectively referred to as the "Preferred Shares." The Standby Purchase Agreement was attached as Exhibit 7 to Amendment No. 2 to Schedule 13D and is incorporated herein by reference.

In consideration of Samstock's commitment under the Standby Purchase Agreement and of the provision of the GAMI Loan by GAMI, the Issuer issued to Samstock at the Rights Offering Closing a non-transferable five-year warrant (the "Rights Offering Warrant") to purchase 1,000,000 shares of the Issuer's common stock (the "Rights Offering Warrant Shares"). A copy of the Rights Offering Warrant was attached as Exhibit 10 to Amendment No. 3 to Schedule 13D and is incorporated herein by reference. The summary contained in this Statement of certain provisions of the Standby Purchase Agreement and the Rights Offering Warrant is not intended to be complete and is qualified in its entirety by reference to the Standby Purchase Agreement and the Rights Offering Warrant attached as an exhibit to Amendment No. 2 to Schedule 13D or hereto and incorporated herein by reference.

CUSIP No. 893767103               13D/A                     Page 9 of 18 Pages

In connection with the Initial Investment, Samstock, Halmostock and the Issuer entered into an Amended and Restated Investment Agreement dated as of March 3, 1998 (the "First Amended Investment Agreement"), which amended, restated and superseded an Investment Agreement dated as of November 6, 1997 among TMI, Samstock and the Issuer. The Steiner Trust joined the First Amended Investment Agreement only for purposes of Section 5 thereof in connection with its purchase of a portion of the Samstock Shares and Halmostock Shares described above. In connection with the GAMI Loan and the Standby Purchase Agreement, the Samstock and other stockholders (other than Halmostock), the Issuer, and for purposes of
Section 5 thereof only, the Steiner Trust, entered into a Second Amended and Restated Investment Agreement dated as of June 30, 1999 (the "Second Amended Investment Agreement"), which amends, restates and supersedes the First Amended Investment Agreement, only with respect to the rights and obligations of each of the parties to the First Amended Investment Agreement other than Halmostock. The First Amended and Restated Investment Agreement continues in full force and effect with respect to the rights and obligations of Halmostock thereunder vis a vis each of the other stockholders and the Issuer. The Second Amended Investment Agreement contains agreements as to certain aspects of the relationship among the stockholders other than Halmostock and the Issuer. The Second Amended Investment Agreement was attached to Amendment No. 2 to Schedule 13D as Exhibit 8 thereto and is incorporated herein by reference. The Second Amended Investment Agreement was amended by that certain Amendment to Second Amended and Restated Investment Agreement dated as of February 5, 2003 between Samstock and the Issuer (the "Second Amendment"), which terminated the board designee and voting provisions of the Second Amended Investment Agreement. The Second Amendment is attached hereto as Exhibit 16 and is incorporated herein by reference. The First Amended Investment Agreement and the Second Amended Investment Agreement, as amended by the Second Amendment, read together are collectively referred to herein as the "Investment Agreement".

Pursuant to the Investment Agreement, the stockholders agreed that the members of the Stockholder Group will not take any of the following actions (collectively, the "Standstill Provisions") prior to March 3, 2003, without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Voting Securities beyond the combined voting power of all Voting Securities represented by the Shares, the Warrant Shares or the Rights Offering Warrant Shares or subject to the Amended Agreement Among Stockholders or Stockholders Agreement; provided, however, that the foregoing limitation shall not prohibit the purchase of Voting Securities directly from the Issuer pursuant to exercise of the warrants and any rights, oversubscription rights or standby purchase obligations in connection with rights offerings by the Issuer or exercise of any stock options granted by the Issuer; (b) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to the recommendation of a majority of disinterested directors, or submit any proposal for the vote of Issuer's stockholders; (c) form, join or participate in any other way in a partnership, pooling agreement, syndicate, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; provided, however, that the members of the Stockholder Group may engage in any of such activities among themselves and with any stockholder of the Issuer who is a party to the Amended Agreement Among Stockholders or the Stockholders Agreement; (d) assist, encourage or induce any person to bid for or acquire Voting Securities other than Voting Securities held by the members of the Stockholder Group; or (e) take any action to seek to circumvent any of the foregoing limitations.

Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to Samstock and Halmostock and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Common Stock. In particular, pursuant to such registration rights, the Issuer has prepared and filed with the SEC a shelf registration statement (including pledgees of any selling stockholder) with respect to all Shares and Warrant Shares and caused such shelf registration statement to become effective and has agreed to use its reasonable efforts keep such registration statement effective until such time as all Shares and Warrant Shares have been sold or otherwise disposed of. The purpose of such shelf registration is to facilitate the ability of Samstock and its affiliates to margin its stock and does not represent any present intention on behalf of any Stockholder to dispose of any Shares or Warrant Shares covered thereby.

CUSIP No. 893767103               13D/A                     Page 10 of 18 Pages

Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to Samstock and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Series A Preferred Stock and Common Stock. In particular, the Issuer agreed to prepare and file with the SEC a shelf registration statement (which shall include pledgees of any selling stockholder) with respect to the Series A Preferred Stock, Common Stock issuable upon conversion of the Series A Preferred Stock and the Rights Offering Warrant Shares as soon as practicable after the Rights Offering Closing, and to use its reasonable efforts to cause such shelf registration statement to become effective and keep such registration statement effective until such time as all Series A Preferred Stock, Common Stock issuable upon conversion of the Series A Preferred Stock or the Rights Offering Warrant Shares have been sold or otherwise disposed of. The purpose of any such shelf registration put in effect pursuant to the Investment Agreement is to facilitate the ability of Samstock and its affiliates to margin its stock and does not represent any present intention on behalf of any Stockholder to dispose of any Series A Preferred Stock, Common Stock issuable upon conversion of the Series A Preferred Stock or the Rights Offering Warrant Shares to be covered thereby.

The summary contained in this Statement of certain provisions of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the First Amended Investment Agreement and the Second Amended Investment Agreement, as amended by the Second Amendment, attached as exhibits to Amendment Number 1 to Schedule 13D and Amendment Number 2 to Schedule 13D and incorporated herein by reference.

Pursuant to a Stock Purchase and Sale Agreement dated as of April 28, 2000 (the "Management Stock Purchase Agreement") among the Issuer, certain investors including Issuer management listed on the signature page of the Management Stock Purchase Agreement (the "Management Investors"), and Samstock, the Management Investors and Samstock agreed to purchase, on August 23, 2000,(i) 657,536 newly issued shares of Common Stock (the "Management Shares") at a price of $4.5625 per share and (ii) warrants (the "Management Warrant Shares") to purchase an additional 1,315,072 shares of Common Stock. The Management Stock Purchase Agreement was attached to Amendment Number 6 to Schedule 13D as Exhibit 11 thereto and is incorporated herein by reference. The form of warrant to purchase the Management Warrant Shares is attached as Exhibit A to the Management Stock Purchase Agreement that was attached was to Amendment Number 6 to Schedule 13D as Exhibit 11 and is incorporated herein by reference. Samstock's source of funds for the aggregate $1,850,000 purchase price for the Management Shares and the Management Warrant Shares was working capital. Samstock also entered into a Co-Sale and Voting Agreement (the "Management Investors Co-Sale Agreement") dated as of April 28, 2000 with the Issuer and the Management Investors. The closing of the purchase of the Management Shares and the Management Warrant Shares occurred on August 23, 2000, at which time Samstock acquired 405,479 Management Shares and 810,958 Management Warrant Shares, of which 405,479 are exercisable at $5.93125 per share and 405,479 are exercisable at $7.30 per share. The 405,479 Management Shares and 810,958 Management Warrant Shares were transferred by Samstock to EGI-00 in December 2000 in an intercompany transfer.

The Management Investors Co-Sale Agreement provides that, subject to the prior rights of the Stockholders pursuant to the Amended Agreement Among Stockholders and the Stockholders Agreement, the Management Investors have a right of first refusal on all sales to a third party of the stock held by Samstock where the amount of shares is equal to or exceeds more than ten percent (10%) of the shares held by Samstock. Furthermore, the Management Investors' shares are subject to "drag along" provisions if Samstock sells all of its shares. The Management Investors Co-Sale Agreement will terminate if the Management Investors cease to own in the aggregate at least 5% of the Issuer's Voting Securities. The Management Investors Co-Sale Agreement was attached to Amendment Number 6 to Schedule 13D as Exhibit 12 thereto and is incorporated herein by reference.

The summary contained in this Statement of certain provisions of the Management Stock Purchase Agreement and the Management Investors Co-Sale Agreement is not intended to be complete and is qualified in its entirety by reference to the Management Stock Purchase Agreement and the Management Investors Co-Sale Agreement, each attached as an Exhibit hereto and incorporated herein by reference.

CUSIP No. 893767103               13D/A                     Page 11 of 18 Pages

On August 4, 2000, Samstock transferred 103,046 shares of Common Stock, warrants representing 46,157 Warrant Shares, a portion of the Rights Offering Warrant representing 51,000 Rights Offering Warrant Shares, and 144,710 shares of Series A Preferred Stock to an employee of Equity Group Investments, L.L.C., a Delaware limited liability company and an affiliate of Samstock, in connection with such employee's retirement.

On April 10, 2002, Samstock acquired 220,175 shares of Common Stock through the exercise of warrants to purchase Warrant Shares on a cashless basis for (i) the purchase of 286,297 shares of Common Stock at $6.00 per share, (ii) the purchase of 286,297 shares of Common Stock at $7.00 per share and (iii) the purchase of 286,298 shares of Common Stock at $8.00 per share. Pursuant to the terms of the warrants, Samstock surrendered to the Issuer 638,717 shares of Common Stock in consideration for the cashless exercise of such warrants, based upon a fair market value of $9.413 per share of Common Stock attributed to such shares.

On May 29, 2002, Halmostock acquired 58,766 shares of Common Stock through the exercise of warrants to purchase Warrant Shares on a cashless basis for (i) the purchase of 55,409 shares of Common Stock at $6.00 per share, (ii) the purchase of 55,409 shares of Common Stock at $7.00 per share and (iii) the purchase of 55,409 shares of Common Stock at $8.00 per share. Pursuant to the terms of the warrants, Halmostock surrendered to the Issuer 107,461 shares of Common Stock in consideration for the cashless exercise of such warrants, based upon a fair market value of $10.83 per share of Common Stock attributed to such shares.

On July 19, 2002, the Issuer completed a tender offer for 2,474,566 shares of its Series A Preferred Stock at $10.62 per share of Series A Preferred Stock (the "Tender Offer"). In accordance with the terms of a Letter Agreement dated as of June 12, 2002 between the Issuer and Samstock (the "Letter Agreement"), Samstock tendered all of its 2,898,952 shares of Series A Preferred Stock under the Tender Offer. Halmostock tendered 206,203 shares of Series A Preferred Stock under the Tender Offer. Under the Tender Offer, the Issuer purchased (i) from Samstock 2,097,673 shares of Series A Preferred Stock owned by Samstock and (ii) from Halmostock 160,634 shares of Series A Preferred Stock owned by Halmostock. The amounts tendered by Samstock and Halmostock under the Tender Offer were subject to pro rata cutback to the extent other holders of Series A Preferred Stock tendered their shares of Series A Preferred Stock under the Tender Offer.

The summary contained in this Statement of certain provisions of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the Letter Agreement, attached to Amendment Number 7 to Schedule 13D as Exhibit 15 thereto and incorporated herein by reference.

On January 23, 2003, the Issuer exercised its rights under the terms of the Series A Preferred Stock to convert all of the outstanding Series A Preferred Stock into Common Stock at a conversion rate of 1.19316 shares of Common Stock for each share of Series A Preferred Stock (the "Series A Conversion").

ITEM 4. Purpose of the Transaction

The Stockholders' acquisition of the Shares, the Warrant Shares and the Preferred Shares, Samstock's acquisition of 135,000 of the Chasen Shares, Samstock's acquisition of the Rights Offering Warrant, Samstock's acquisition of the Management Shares and the Management Warrant Shares and its subsequent transfer to EGI-00, Samstock's acquisition of the sole power to vote or to direct the vote of the Chasen Shares and the Halmostock Shares, and the Warrant Exercise were effected for the purpose of investing in the Issuer.

The purchase price upon exercise of the Rights Offering Warrant in respect of the Rights Offering Warrant Shares is equal to $2.4813 per share (which exercise price is equal to the average of the closing prices of the common stock for the 20 trading days preceding the Rights Offering Closing). The Rights Offering Warrant may be exercised at any time and will expire on the fifth anniversary of the date of the Rights Offering Closing.

The purchase price upon exercise of the warrants in respect of the Management Warrant Shares is equal to a specified price (the "Management Warrant Exercise Price") multiplied by the number of shares of Common Stock that EGI-00 is then purchasing upon the exercise of the warrants. The Management Warrant Exercise Price is $5.93125 per share for one-half of the Management Warrant Shares purchased and $7.30 per share for the other one-half of the Management Warrant Shares purchased. The warrants may be exercised at any time and will expire on the fifth anniversary of their issuance date.

Pursuant to the Letter Agreement, Samstock tendered 2,898,952 shares of Series A Preferred Stock under the Tender Offer, of which 2,097,673 shares of Series A Preferred Stock were purchased by the Issuer under the Tender Offer.

CUSIP No. 893767103               13D/A                     Page 12 of 18 Pages

Each Stockholder intends to continue to review its investment in Common Stock and, subject to the limitations of the Investment Agreement and the Management Investors Co-Sale Agreement described above, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or may determine to sell through the open market or otherwise.

Except as stated above, none of the Stockholders has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. Interest in Securities of the Issuer

(a) and (b) To the best knowledge of the Stockholders, there were 22,093,777 shares of Common Stock outstanding as of January 23, 2003, as represented to the Reporting Persons by the Issuer and reflecting the Series A Conversion. As of February 5, 2003, the aggregate 4,037,249 shares of Common Stock beneficially owned by the Stockholders represent approximately 18.3% of the Common Stock issued and outstanding, and, together with the 949,000 Rights Offering Warrant Shares and the 810,958 Management Warrant Shares, represent approximately 24.3% of the Common Stock, including the Rights Offering Warrant Shares and the Management Warrant Shares, calculated on a fully converted and exercised basis. Such securities are held as follows:

                  COMMON      RIGHTS OFFERING  MANAGEMENT
HOLDER            STOCK       WARRANT SHARES   WARRANT SHARES
-----------       ---------   ---------------  --------------

Samstock          2,847,667      949,000            0

Halmostock (1)    551,442           0               0

EGI-00            405,479           0             810,958

Chasens (1)       232,661           0               0

------------------------------------------------------------
Total             4,037,249      949,000          810,958
============================================================

(1) As described in Item 3 above and as set forth more fully in this Item 5, Samstock has shared voting power and shared dispositive power in respect of the Chasen Shares and the Halmostock Shares.

Pursuant to the Amended Agreement Among Stockholders, and subject to the limitations of the Investment Agreement, Samstock has the shared power to vote or to direct the vote of the 232,661 Chasen Shares beneficially owned by it. Pursuant to the Stockholders Agreement, and subject to the limitations of the Investment Agreement, Samstock has the shared power to vote or to direct the vote of the 551,442 Halmostock Shares beneficially owned by it.

On January 23, 2003, the Issuer exercised its rights under the terms of the Series A Preferred Stock to convert all of the outstanding Series A Preferred Stock into Common Stock at a conversion rate of 1.19316 shares of Common Stock for each share of Series A Preferred Stock.

Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock, subject to the following limitations, which are described more fully in Item 3 above. Pursuant to the "drag along" provisions of the Amended Agreement Among Stockholders, Samstock has the shared power, together with the Chasens, to dispose of or to direct the disposition of the Chasen Shares. Similarly, pursuant to the "drag along" provisions of the Stockholders Agreement, Samstock has the shared power, together with Halmostock, to dispose of or to direct the disposition of the Halmostock Shares.

For purposes of this Statement the Stockholders are being treated as a group which, in the aggregate, beneficially owns all of the shares of Common Stock listed above. This filing shall not be construed as an admission that any reporting person is the beneficial owner of all of such shares of Common Stock.

At the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders, any of SZI, ZGP, HIW or any of the persons listed in Appendix A hereto owns any shares of Common Stock other than shares of Common Stock beneficially owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act.

CUSIP No. 893767103               13D/A                     Page 13 of 18 Pages

(c) Since the filing of the most recent Schedule 13D/A on July 19, 2002, and except as set forth above, there have not been any transactions by the Stockholders with respect to the shares of the Issuer.

(d) No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by such Stockholders, except for the Chasens, in the case of the Chasen Shares.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described herein, no reporting person or, to the best knowledge of the reporting persons, any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

Exhibit 1              -             Stock Purchase Agreement*
Exhibit 2              -             Assignment Agreement*
Exhibit 3              -             Amended Agreement Among Stockholders*
Exhibit 4              -             Stockholders Agreement*
Exhibit 5              -             First Amended Investment Agreement*
Exhibit 6              -             GAMI Loan Agreement*
Exhibit 7              -             Standby Purchase Agreement*
Exhibit 8              -             Second Amended Investment Agreement*
Exhibit 9              -             Power of Attorney dated February 26, 1998*
Exhibit 10             -             Rights Offering Warrant*
Exhibit 11             -             2000 Stock Purchase Agreement*
Exhibit 12             -             Management Investors Co-Sale Agreement*
Exhibit 13             -             Press Release dated May 2, 2000*
Exhibit 14             -             Joint Filing Agreement dated May 9, 2001*
Exhibit 15             -             Letter Agreement dated June 12, 2002*
Exhibit 16             -             Amendment to Second Amended and Restated
                                     Investment Agreement dated February 5, 2003

  * Previously filed

CUSIP No. 893767103               13D/A                     Page 14 of 18 Pages


APPENDIX A SCHEDULE 13D/A CUSIP NUMBER 893767103

The executive officers of Samstock, Fund 00 and SZI are as follows:

     Samuel Zell - President; Chairman of the Board of Directors of Equity Group Investments ("EGI")

     Donald J. Liebentritt - Vice President; President of EGI

     William C. Pate - Vice President; Managing Director of EGI

     Philip Tinkler - Treasurer; Vice President and Treasurer of EGI.

SZI is owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). The officers and directors of Chai Trust are as follows:

     Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

     Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

     Donald J. Liebentritt is the President and a Director of Chai Trust.

     Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also is a co-owner and co-manager of Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

     JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

     Matthew  Zell is a Director of Chai Trust.  Mr. Zell is also  President  of
     Prometheus  Technologies,   Inc.,  whose  business  address  is  Two  North
     Riverside Plaza, Suite 600, Chicago, Illinois 60606.

     Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

     James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President
     - Taxes of EGI.

The business address of Purchaser, SZI, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Chai Trust, Kellie Zell Harper, JoAnn Zell Gillis and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

Halmos Investments-Western, Inc.: HIW's sole shareholder and sole director is Steven J. Halmos. Mr. Halmos is a citizen of the United States of America. Mr. Halmos is a citizen of the United States of America.

CUSIP No. 893767103               13D/A                     Page 15 of 18 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 5, 2003


                                      SZ INVESTMENTS, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

                                      SAMSTOCK, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

                                      HALMOSTOCK LIMITED PARTNERSHIP
                                      by Halmos Investments-Western, Inc.,
                                      its general partner

                                      By: /s/ *
                                         -------------------------------------

                                      Name: Steven J. Halmos, President

                                      * By: /s/ DONALD J. LIEBENTRITT
                                           -----------------------------------
                                               Donald J. Liebentritt
                                               Attorney-in-fact

                                      EGI-FUND (00) INVESTORS, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 893767103               13D/A                     Page 16 of 18 Pages

                                         EXHIBIT INDEX


EXHIBIT NUMBER        DESCRIPTION                                        PAGE
--------------        -----------                                        ----

     16               Amendment to Second Amended and Restated            17
                      Investment Agreement dated as of February
                      5, 2003 between Issuer and Samstock

CUSIP No. 893767103               13D/A                     Page 17 of 18 Pages



                                   EXHIBIT 16

CUSIP No. 893767103               13D/A                     Page 18 of 18 Pages


                         AMENDMENT TO SECOND AMENDED AND
                          RESTATED INVESTMENT AGREEMENT

This Amendment ("Amendment") is made as of February 5, 2003 by and among iDine Rewards Network Inc., a Delaware corporation (the "Company"), Samstock, L.L.C., a Delaware limited liability company ("Samstock"), and the former members and distributees ("EGI Distributees") of EGI-Transmedia Investors, L.L.C. (which entity no longer exists). This Amendment amends that certain Second Amended and Restated Investment Agreement, dated as of June 30, 1999, among the Company and the other parties thereto (the "Second Amended and Restated Investment Agreement").

WHEREAS,  this  Amendment  had been  approved  by a  majority  of the  Company's
Disinterested   Directors  (as  defined  in  the  Second  Amended  and  Restated
Investment Agreement).

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

Section 1. Amendments. The Second Amended and Restated Investment Agreement is amended as follows:

        a) Section 1.13 thereof is amended to read in its entirety as follows:

        "1.13 "Standstill Provisions" means Article III hereof in its entirety."

        b) Article IV thereof is deleted in its entirety and replaced by the phrase "Intentionally Omitted."

Section 2. Miscellaneous. Other than as provided in this Amendment, the Second Amended and Restated Investment Agreement shall remain unaltered in full force and effect. This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal laws of the State of Delaware applicable to contract made in that State. This Amendment may be executed in counterparts. This Amendment shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

IN WITNESS WHEREOF, this Amendment is executed as of the date first above written.

IDINE REWARDS NETWORK INC.                  SAMSTOCK, L.L.C., on behalf
                                            of itself and the EGI
                                            Distributees under
                                            power-of-attorney

/s/                                         /s/
By: George Weidemann, President             By: Donald J. Liebentritt
    and Chief Executive Officer                 Vice President